UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WACHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-205835

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q

[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2023

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-K

[ ] Transition Report on Form N-SAR

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Agri-Fintech Holdings, Inc.

Full Name of Registrant

Tingo, Inc.

Former Name if Applicable

11650 South State Street, Suite 240

Address of Principal Executive Office (Street and Number)

Draper, UT 84020

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Disclosure of the registrant’s accounting treatment of the sale of Tingo Mobile Ltd., its wholly-owned subsidiary (“Tingo Mobile”), on December 1, 2022, which transaction was effected via a multi-phase forward triangular merger, has resulted in the registrant becoming a temporary investment company under the Investment Company Act of 1940. Accordingly, the required financial and disclosures, including valuation and characterization of the consideration received in connection with the sale of Tingo Mobile, to be contained in the registrant’s 10-Q for the quarter ended March 31, 2023 and comparable periods, cannot be prepared, analyzed and completed on a timely basis.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth I. Denos 801-816-2511

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the Narrative in Part III above.

Agri-Fintech Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	By: /s/ Kenneth I. Denos
Kenneth I. Denos
Secretary